UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 31, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dolan Media Company

File No. 001-33603 - CF#23961
_____

Dolan Media Company submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from Exhibits to a Form 10-Q filed on August 7, 2009.

Based on representations by Dolan Media Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.1   through August 7, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Amanda Ravitz
Branch Chief – Legal